

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Ryan Hobbs
Director, Investor Relations
1.256.730.2701
ryan.hobbs@intergraph.com

Intergraph Reports Third Quarter 2005 Results

Third Quarter Revenue Grows 11% over 2004; Company Increases Cost Savings
Estimates Related to Organizational Realignment

HUNTSVILLE, Ala., October 26, 2005 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management (SIM) software, today announced financial results for its third quarter ended September 30, 2005. Revenue for the quarter was $149.9 million, an increase of 11.3% from $134.7 million reported in the third quarter of 2004. For the nine months ended September 30, 2005, revenue was $431.7 million, an increase of 6.6% from $404.9 million reported in the same period of 2004.

Operating income for the quarter was $6.4 million, or 4.3% of revenue, compared to $7.6 million, or 5.6% of revenue, reported in the third quarter of 2004. For the nine months ended September 30, 2005, operating income was $22.1 million, or 5.1% of revenue, compared to $24.3 million, or 6.0% of revenue, reported in the same period of 2004. The Company reported restructuring charges of $5.3 million in the third quarter of 2005 and $9.0 million in the nine months ended September 30, 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $11.7 million, or 7.8% of revenue, compared to $7.6 million, or 5.6% of revenue, reported in the third quarter of 2004. For the nine months ended September 30, 2005, operating income before restructuring (a non-GAAP measure) was $31.1 million, or 7.2% of revenue, compared to $25.1 million, or 6.2% of revenue, reported in the same period of 2004.

"We are pleased with our third quarter results as we exceeded our financial guidance for both revenue and operating income before restructuring, and met our guidance for operating income. Also, I am pleased to report that Intergraph's third quarter revenue grew at a double digit rate (11%) year-over-year," said Halsey Wise, Intergraph President & CEO. "Favorable macro economic trends in our end markets have contributed to strengthened revenue and order backlog across PP&M and SG&I. Further, company-specific initiatives relative to our restructuring efforts are progressing nicely and are ahead of schedule. The combination of these factors illustrates the continued progress of our business transformation and value creation efforts."

Net income for the quarter was $13.8 million, or $0.44 per diluted share, compared to $1.2 million, or $0.03 per diluted share, in the third quarter of 2004. Net income includes approximately $5.6 million and ($5.7) million of after-tax intellectual property income (expense), net of all fees and expenses, in the third quarter of 2005 and 2004, respectively. For the nine months ended September 30, 2005, net income was $103.3 million, or $3.24 per diluted share, compared to $151.6 million, or $4.09 per diluted share, for the same period of 2004. Net income includes $86.4 million and $128.4 million of after-tax intellectual property income, net of all fees and expenses, in the first nine months of 2005 and 2004, respectively.

(dollars in millions)				Nine Months Ended September 30,		Financial Guidance [a]	
	Quarterly Results						
	Q3 2005	Q2 2005	Q3 2004	2005	2004	Q4 2005	CY 2005
Revenue	$149.9	$145.4	$134.7	$431.7	$404.9	$146 - $149	$578 - $581
Year-over-year growth	*11.3%*	*5.4%*	*0.8%*	*6.6%*	*6.1%*		
Operating income – before restructuring [b]	$11.7	$11.8	$7.6	$31.1	$25.1	$12.0 - $14.0	$43.1 - $45.1
Operating margin - before restructuring [b]	*7.8%*	*8.1%*	*5.6%*	*7.2%*	*6.2%*		
Restructuring charges	$5.3	$2.0	$0.0	$9.0	$0.8	$3.0 - $4.0	$12.0 - $13.0
Operating income	$6.4	$9.8	$7.6	$22.1	$24.3	$8.0 - $11.0	$30.1 - $33.1
Operating margin	*4.3%*	*6.7%*	*5.6%*	*5.1%*	*6.0%*		
Net income	$13.8	$7.5	$1.2	$103.3	$151.6		
Diluted earnings per share	$0.44	$0.25	$0.03	$3.24	$4.09		

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

[b] See "Non-GAAP Financial Measures."

"While I am pleased with our recent operational progress and financial results, we remain committed to our business transformation efforts and achieving our operating margin goal of eight to twelve percent," Mr. Wise said. "As part of this commitment, we continue to evaluate opportunities to transform our Company as contemplated by our Strategic Plan. We remain focused on improving operational execution and offering customers differentiated solutions by delivering the full capabilities of Intergraph. In addition, we believe the recent organizational realignment will improve our ability to serve our customers and better position us to capitalize on our attractive market opportunities and Intergraph's increased relevance in the current global environment."

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's financial results. The Company estimates for the quarter that the weakening of the U.S. dollar in its international markets, primarily in Europe, positively impacted revenue by 0.7%, negatively impacted operating expenses by 0.7%, and increased its quarterly net income by approximately $0.01 per diluted share in comparison to the third quarter of 2004. The Company estimates that the strengthening of the U.S. dollar in the third quarter of 2005 as compared with the second quarter of 2005 negatively impacted revenue by 0.9%, positively impacted operating expenses by 1.2%, and increased its quarterly net income by approximately $37,000. The Company estimates for the nine months ended September 30, 2005 that the weakening of the U.S. dollar positively impacted revenue by 1.7%, negatively impacted operating expenses by 1.6%, and increased its net income by approximately $0.05 per diluted share in comparison to the same period of 2004.

Organizational Realignment

In April 2005, the Company announced, as part of its business transformation efforts, the realignment of its organizational structure and streamlining of its global operations from four to two divisions – Security, Government & Infrastructure (SG&I) and Process, Power & Marine (PP&M). The organizational realignment is intended to: (1) improve the customer focus and responsiveness of the Company; (2) facilitate revenue growth by better leveraging the Company's full range of technology and services; (3) enhance the Company's development capabilities and ability to deliver innovative solutions to its target markets; and (4) reduce the overall cost structure of the Company.

The Company expects that the organizational realignment will be completed by the end of the second quarter of 2006. The Company eliminated approximately 95 positions during the third quarter of 2005 and reported a restructuring charge of $5.3 million related to the organizational realignment. In total, the Company has eliminated approximately 175 positions and reported restructuring charges of $7.3 million in the second and third quarters of 2005 as part of the organizational realignment efforts. Intergraph estimates that these actions will generate expense savings on an annual basis of approximately $13 million, which is within the estimated savings range of $12 - $15 million previously provided by the Company.

The Company has identified additional process improvements and expense savings opportunities related to the organizational realignment efforts. The Company believes the majority of these efficiency improvements and expense savings will be generated by streamlining internal processes around the world and eliminating redundant positions as part of consolidating divisions and functions. The Company estimates that total restructuring charges for the remainder of the organizational realignment will be an additional $9.0 - $11.0 million, which is expected to generate additional expense savings on an annual basis of approximately $10 - $15 million. As part of the Company's transformation effort and in conjunction with its Strategic Plan, Intergraph plans to invest some of the expense savings generated by the organizational realignment into R&D for core product upgrades, IT and system improvements, expansion of sales channels, and targeted growth opportunities where the Company believes it has differentiated capabilities.

Commenting on the organizational realignment, Mr. Wise said, "Due to solid execution and focus, we completed the initial phase of the restructuring actions more quickly than we had originally forecasted. We expect the actions taken to date will reduce our annual cost structure by approximately $13 million. Through the continued hard work of the people of Intergraph, we estimate additional annual savings of $10 - $15 million from restructuring activities that we anticipate completing by June 30, 2006. If we are successful in our continued restructuring efforts, our organizational realignment will produce total annual expense savings of approximately $23 - $28 million."

Third Quarter Business Highlights

– Security, Government & Infrastructure (SG&I) was selected as part of the Lockheed Martin team providing a comprehensive upgrade to the New York Metropolitan Transportation Authority's (MTA) electronic security operations infrastructure. The MTA serves a population of 14.6 million people and oversees New York City Transit, Long Island Railroad, Metro North Railroad and MTA bridges and tunnels. As a subcontractor for the Integrated Electronic Security System and Command, Communications and Control (IESS/C3) program, Intergraph is providing its command and control solution.

– SG&I generated third quarter orders of $97.2 million and had ending backlog of $197.0 million. The third quarter ending backlog represented a 7.4% increase from the $183.4 million reported at the end of the second quarter of 2005 and a 16.6% increase from the $168.9 million reported at the end of the 2004. SG&I ending backlog increases were primarily driven by new orders in the public safety business.

– SG&I was selected by Louisville, Kentucky, MetroSafe Communications and Emergency Management to provide its multi-jurisdictional incident response and management system. The contract is valued at $6.4 million and includes computer-aided dispatch (CAD), mobile computing, and reporting and analysis software.

– SG&I was awarded a four-year contract with the U.S. Air Force to deploy and manage operational excellence programs. The contract has a value up to $11.4 million.

– SG&I was awarded several new Utilities & Communications projects including Anglian Water (UK), Duke Energy Gas Transmission, Tampa Electric, CLP Power (Hong Kong), Fujian Telecom (China), and KPN (Netherlands).

– Process, Power & Marine (PP&M) generated quarterly revenue growth of 19.2% year-over-year and achieved operating margins of 21.3%. PP&M experienced revenue growth across a wide range of products and geographies, particularly in the Asia-Pacific region.

– PP&M announced a long-term strategic relationship with China Petroleum and Chemical Corporation (SINOPEC), the largest petrochemical producer and crude oil refiner in Asia. The relationship allows SINOPEC engineering companies unlimited access to the majority of PP&M's engineering and design software including SmartPlant and PDS applications.

- PP&M signed a Global Alliance Agreement (GAA) with Shaw, Stone & Webster as part of a three-year deal. The GAA will provide Shaw, Stone & Webster with access to PP&M's portfolio of plant design and engineering information management software.

- PP&M held two international management and training conferences during the third quarter; one in Shanghai, China and another in New Orleans, Louisiana. The two conferences had total attendance of approximately 1,000 people representing more than 125 companies and over 25 countries.

- Intergraph announced the hiring of Anthony Colaluca as the Company's Chief Financial Officer. Mr. Colaluca is responsible for global finance and accounting, investor relations, and information technology. In addition, Intergraph appointed Larry J. Laster to serve as the Company's Senior Vice President and Treasurer.

- Intergraph announced a patent license agreement with Fujitsu Limited, Japan. Under the terms of the agreement, Fujitsu made a one-time upfront royalty payment of $9.75 million and obtained a fully paid-up worldwide license to certain Intergraph Clipper patents for specified Fujitsu products.

Business Unit Performance

The Company believes that providing the operating performance of its two divisions is useful to investors. The following tables and explanations summarize the results of the two divisions for the third quarter and nine months ended September 30, 2005.

Security, Government & Infrastructure (SG&I):

| (dollars in millions) | | | | Nine Months Ended | | |
| | | Quarterly Results | | September 30, | | Ending |
	Q3 2005	Q2 2005	Q3 2004	2005	2004	Backlog
Revenue	$107.9	$105.0	$98.3	$310.6	$297.5	$197.0
Year-over-year growth	*9.7%*	*3.8%*	*(0.8%)*	*4.4%*	*5.4%*	
Operating income - before restructuring	$7.3	$8.1	$8.0	$22.2	$27.7	
Operating margin - before restructuring	*6.7%*	*7.8%*	*8.1%*	*7.2%*	*9.3%*	
Restructuring charges	$5.2	$1.1	$0.0	$7.4	$0.0	
Operating income	$2.1	$7.0	$8.0	$14.9	$27.7	
Operating margin	*1.9%*	*6.7%*	*8.1%*	*4.8%*	*9.3%*	

SG&I revenue for the quarter was $107.9 million, an increase of 9.7% from the third quarter of 2004 and a sequential increase of 2.8% from the second quarter of 2005. Revenue for the nine months ended September 30, 2005 was $310.6 million, an increase of 4.4% from the same period of 2004. The revenue increases were primarily driven by increases in maintenance revenue, sales of Digital Mapping Cameras and related geospatial solutions, distributor sales, and work completed in support of long-term U.S. Federal Government contracts.

Operating income for the quarter was $2.1 million, or 1.9% of revenue, compared to $8.0 million in the third quarter of 2004 and $7.0 million in the second quarter of 2005. SG&I reported restructuring charges of $5.2 million in the third quarter of 2005 due to the organizational realignment announced in April 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $7.3 million, or 6.7% of revenue, compared to $8.0 million in the third quarter of 2004 and $8.1 million in the second quarter of 2005. Operating income for the nine months ended September 30, 2005 was $14.9 million, or 4.8% of revenue, compared to $27.7 million for the same period of 2004. The declines in operating income were driven by restructuring charges, a reduction in gross margins on certain U.S. Federal Government contracts, a higher mix of services and hardware revenue, and cost increases on several projects. SG&I generated third quarter orders of $97.2 million, compared to $94.6 million in the third quarter of 2004 and $101.4 million in the second quarter of 2005. SG&I ending backlog was $197.0 million, an increase of 7.4% from the $183.4 million reported at the end of the second quarter of 2005. The growth in backlog was primarily due to new orders in the public safety business.

Process, Power & Marine (PP&M):

(dollars in millions)		Quarterly Results		Nine Months Ended September 30,	
	Q3 2005	Q2 2005	Q3 2004	2005	2004
Revenue	$42.0	$40.5	$35.2	$121.2	$103.4
Year-over-year growth	*19.2%*	*15.1%*	*4.8%*	*17.2%*	*6.8%*
Operating income - before restructuring	$9.0	$8.0	$4.0	$23.3	$12.9
Operating margin - before restructuring	*21.3%*	*19.7%*	*11.3%*	*19.2%*	*12.5%*
Restructuring charges	$0.0	$0.6	$0.0	$0.6	$0.8
Operating income	$9.0	$7.4	$4.0	$22.7	$12.1
Operating margin	*21.3%*	*18.3%*	*11.3%*	*18.7%*	*11.7%*

PP&M revenue for the quarter was $42.0 million, an increase of 19.2% from the third quarter of 2004 and a sequential increase of 3.7% from the second quarter of 2005. Revenue for the nine months ended September 30, 2005 was $121.2 million, an increase of 17.2% from the same period of 2004. The year-over-year revenue increases were primarily due to growth in our core plant design products, the adoption of our new SmartPlant Enterprise technology, and the increased maintenance and services revenue generated by these new products. The sequential revenue increase from the second quarter of 2005 was primarily the result of an increase in software license revenue and increasing software leases for existing customer demand on major ongoing and new projects. Operating income for the quarter was $9.0 million, or 21.3% of revenue, compared to $4.0 million in the third quarter of 2004 and $7.4 million in the second quarter of 2005. Operating income for the nine months ended September 30, 2005 was $22.7 million, or 18.7% of revenue, compared to $12.1 million for the same period of 2004. The year-over-year and sequential increases in operating income were primarily due to higher revenues and gross margins, partially offset by higher operating expenses.

Accelerated Stock Buyback (ASB)

On March 22, 2005, the Company repurchased approximately 5.4 million shares from Goldman, Sachs & Co. in a private transaction in connection with an Accelerated Stock Buyback (ASB). The shares were repurchased for an upfront payment of approximately $150 million or $27.74 per share, subject to a market price adjustment provision based on the volume weighted average market trading price over the period from May 2, 2005 to March 21, 2006. The Company's volume weighted average trading price has been approximately $38.00 per share since May 2, 2005. If the Company's share price continues to trade at current levels throughout the remainder of the ASB period, then the volume weighted average trading price would be approximately $42.00 per share and Intergraph would make an additional payment of approximately $77 million to Goldman, Sachs & Co., if the Company chooses to settle in cash.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it protects through licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement. For the nine months ended September 30, 2005, Intergraph reported $136.1 million of pre-tax intellectual property income, net of all fees and expenses.

Non-GAAP Financial Measures

To supplement its financial statements, which are prepared on a GAAP basis, Intergraph reports operating income before restructuring charges and operating margin before restructuring charges. The Company believes these non-GAAP financial measures provide investors and management with additional information to evaluate the Company's past financial results and ongoing operational performance. The Company believes these non-GAAP financial measures facilitate making period-to-period comparisons and are indications of its operating performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not necessarily be comparable to that of other companies.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of its third quarter conference call to be held Thursday, October 27, 2005, at 11:00 a.m. EST. The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit the Website a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and will remain available online until October 27, 2006. In addition, the replay can be heard by telephone any time before the close of business on November 27, 2005 by calling 1-800-766-1882 and referring to reservation #3217503.

About Intergraph

Intergraph Corporation (NASDAQ: INGR) is a leading global provider of spatial information management (SIM) software. Security organizations, businesses and governments in more than 60 countries rely on the Company's spatial technology and services to make better and faster operational decisions. Intergraph's customers organize vast amounts of complex data into understandable visual representations, creating intelligent maps, managing assets, building and operating better plants and ships, and protecting critical infrastructure and millions of people around the world. For more information, visit www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, any statements regarding Intergraph's plans or expectations regarding its intellectual property; any projections about revenues, operating income levels, margins, settlement costs associated with the Company's Accelerated Stock Buyback; market conditions, the Company's organizational realignment and cost reduction efforts, and their anticipated impact on the Company and its divisions and business units; expectations regarding future results and cash flows; information regarding the development, timing of introduction, exportability and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations and objectives of management for future operations. Forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); potential adverse outcomes or consequences associated with the Company's organizational realignment; potential obsolescence of the Company's intellectual property, exhaustion of the Company's intellectual property rights, and changes in the market value of licensed products; expected costs to settle the Company's Accelerated Stock Buyback; potential adverse effects from our efforts to protect our intellectual property, or other potential litigation or patent enforcement efforts; the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; material changes with respect to our business, litigation, or the securities markets (including the market for Intergraph common stock and any adjustments relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations and export controls); worldwide political and economic conditions and changes; increased competition; rapid technological change; unanticipated changes in customer requirements; ability to attract or retain key personnel; the ability to access or deliver the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission. The Company undertakes no obligation to make any revision to any forward-looking statement or to update any such statement to reflect events or circumstances occurring after the date thereof.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation

Consolidated Balance Sheets (Unaudited)

(amounts in thousands)

	September 30, 2005	December 31, 2004
Assets:		
Cash and short-term investments	$284,570	$292,435
Accounts receivable, net	154,430	155,160
Inventories, net	22,947	22,253
Other current assets	42,504	84,050
Total Current Assets	504,451	553,898
Investments in affiliates	9,499	9,499
Capitalized software development costs, net	24,291	26,201
Other assets, net	7,011	10,314
Property, plant and equipment, net	48,835	50,628
Total Assets	$594,087	$650,540
Liabilities and Shareholders' Equity:		
Trade accounts payable	$15,114	$20,915
Accrued compensation	36,832	40,142
Other accrued expenses	37,811	42,495
Billings in excess of sales	49,111	58,263
Income taxes payable	42,204	22,680
Current portion of long-term debt	442	314
Total Current Liabilities	181,514	184,809
Long-term debt	432	874
Deferred income taxes and other noncurrent liabilities	12,191	15,595
Total Shareholders' Equity	399,950	449,262
Total Liabilities and Shareholders' Equity	$594,087	$650,540

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
Revenue:				
Systems	$78,543	$69,219	$222,923	$210,706
Maintenance	38,470	35,159	113,057	102,747
Services	32,863	30,300	95,739	91,473
Total Revenue	149,876	134,678	431,719	404,926
Cost of Revenue:				
Systems	42,874	34,864	113,089	105,090
Maintenance	9,801	11,051	31,465	32,107
Services	24,019	21,990	69,926	64,960
Total Cost of Revenue	76,694	67,905	214,480	202,157
Gross Profit	73,182	66,773	217,239	202,769
Operating Expenses:				
Product development	14,596	14,834	44,796	43,881
Sales and marketing	30,901	28,728	92,989	82,940
General and administrative	15,948	15,661	48,351	50,868
Restructuring charges	5,288	-	8,966	826
Total Operating Expenses	66,733	59,223	195,102	178,515
Operating Income	6,449	7,550	22,137	24,254
Other Income (Expense):				
Intellectual property income (expense), net	8,858	(8,911)	136,114	202,130
Interest income	2,104	1,091	5,868	3,040
Other income (expense), net	1,393	239	954	807
Total Other Income (Expense)	12,355	(7,581)	142,936	205,977
Income Before Income Taxes	18,804	(31)	165,073	230,231
Income Tax Benefit (Expense)	(5,000)	1,200	(61,800)	(78,600)
Net Income	$13,804	$1,169	$103,273	$151,631
Earnings Per Share:				
Basic	$0.48	$0.03	$3.44	$4.26
Diluted	$0.44	$0.03	$3.24	$4.09
Weighted Average Shares Outstanding:				
Basic	28,834	34,029	29,987	35,623
Diluted	31,422	35,391	31,835	37,109
Orders:				
Systems orders	$72,200	$73,500	$232,600	$216,800
Services orders	48,800	42,500	117,400	106,900
Total Systems and Services Orders	$121,000	$116,000	$350,000	$323,700